Exhibit 99.1

THE BANK OF NOVA SCOTIA

Annual Meeting of Shareholders

April 9, 2019

REPORT OF VOTING RESULTS

in accordance with section 11.3 of National Instrument 51-102

Continuous Disclosure Obligations

The following matters were voted upon at the Annual Meeting of Shareholders of The Bank of Nova Scotia (the “Bank”) held on April 9, 2019. Each of the matters is described in greater detail in the Notice of the 187th Annual Meeting of Shareholders and Management Proxy Circular mailed to shareholders and available at www.scotiabank.com in the Investor Relations section. The vote on each matter was conducted by ballot.

1.	Election of Directors

Each of the 14 nominees listed in the Management Proxy Circular was elected as a Director of the Bank.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Nora A. Aufreiter	698,185,508	99.64%	2,514,119	0.36%
Guillermo E. Babatz	686,525,945	97.98%	14,173,682	2.02%
Scott B. Bonham	688,030,368	98.19%	12,669,259	1.81%
Charles H. Dallara	687,919,645	98.18%	12,778,355	1.82%
Tiff Macklem	698,411,579	99.67%	2,288,048	0.33%
Michael D. Penner	698,919,520	99.75%	1,780,107	0.25%
Brian J. Porter	698,261,736	99.65%	2,438,426	0.35%
Una M. Power	696,842,585	99.45%	3,857,577	0.55%
Aaron W. Regent	686,459,633	97.97%	14,239,994	2.03%
Indira V. Samarasekera	684,734,445	97.72%	15,965,717	2.28%
Susan L. Segal	697,884,827	99.60%	2,815,335	0.40%
Barbara S. Thomas	687,342,515	98.09%	13,357,647	1.91%
L. Scott Thomson	679,524,365	96.98%	21,175,262	3.02%
Benita M. Warmbold	687,474,537	98.11%	13,225,625	1.89%

2.	Appointment of Auditors

KPMG LLP were appointed as auditors of the Bank.

Votes For	% For	Votes Withheld	% Withheld
704,707,546	99.01%	7,045,103	0.99%

3.	Advisory vote on non-binding resolution on executive compensation approach

Votes For	% For	Votes Against	% Against
656,934,620	93.75%	43,773,263	6.25%

4.	Shareholder Proposal No. 1

Revision to Human Rights Policies

Votes For	% For	Votes Against	% Against	Abstentions*
64,373,455	9.23%	633,101,930	90.77%	3,180,900

5.	Shareholder Proposal No. 2

Disclosure of Pay Ratio

Votes For	% For	Votes Against	% Against	Abstentions*
41,397,529	5.93%	657,213,949	94.07%	2,088,742

6.	Shareholder Proposal No. 3

Creation of a New Technology Committee

Votes For	% For	Votes Against	% Against	Abstentions*
20,731,964	2.97%	676,779,708	97.03%	3,189,254

*An abstention is counted as present for quorum purposes, but is not counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal.